EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	9 Months
	Ended
	September
	30,	12 Months Ended December 31,
(Dollars in millions)	2009	2008	2007	2006	2005	2004
EARNINGS
Pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(499)	$176	$436	$(230)	$424	$218
Add:

Amortization of previously capitalized interest	6	8	10	12	11	11
Distributed income of equity investees	3	3	3	5	7	3

Total additions	9	11	13	17	18	14
Deduct:
Capitalized interest	9	23	10	7	7	7
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	6	11	14	8	12	11

Total deductions	15	34	24	15	19	18

TOTAL (LOSS) EARNINGS	$(505)	$153	$425	$(228)	$423	$214

FIXED CHARGES
Interest expense	$228	$320	$470	$467	$426	$376
Capitalized interest	9	23	10	7	7	7
Amortization of debt discount, premium or expense	14	17	26	21	29	62
Interest portion of rental expense (1)	66	105	101	98	94	91
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	1	—	—	—

TOTAL FIXED CHARGES	$318	$466	$608	$593	$556	$536

TOTAL (LOSS) EARNINGS BEFORE FIXED CHARGES	$(187)	$619	$1,033	$365	$979	$750

RATIO OF EARNINGS TO FIXED CHARGES	*	1.33	1.70	**	1.76	1.40

*	Earnings for the nine months ended September 30, 2009 were inadequate to cover fixed charges. The coverage deficiency was $505 million.

**	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $228 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.